James Hardie Industries SE
Atrium, 8th floor
Strawinskylaan 3077
1077 ZX Amsterdam, The Netherlands
April 19, 2010
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jay Ingram
         Mail Stop 4561

Re:	James Hardie Industries SE Registration Statement on Form F-4 (File No. 333-165531)
Ladies and Gentlemen:
               James Hardie Industries SE (the “Company”) respectfully requests, pursuant to Rule 461 of the Securities Act of 1933, as amended, that the effective date of the Registration Statement on Form F-4, as amended, referenced above, filed on April 13, 2010, be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. (Eastern Daylight Time) on Wednesday, April 21, 2010, or as soon as practicable thereafter.
               The Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

               The Company respectfully requests that it be notified of such effectiveness by a telephone call to the Company’s counsel, Michael Gizang of Skadden, Arps, Slate, Meagher & Flom LLP, at (212) 735-2704 and that such effectiveness also be confirmed in writing.

Very truly yours, JAMES HARDIE INDUSTRIES SE
By:	/s/ Paul A. Bokota
	Name:	Paul A. Bokota
	Title:	Authorized Person